

MYERS INDUSTRIES, INC.®

News Release

NYSE: MYE

Contact:
Gregory J. Stodnick
Vice President-Finance and Chief Financial Officer
(330) 253-5592

MYERS INDUSTRIES REPORTS THIRD QUARTER AND NINE MONTH RESULTS

FOR IMMEDIATE RELEASE: April 21, 2004, Akron, Ohio--Myers Industries, Inc. (NYSE: MYE) today announced that net sales for the first quarter ended March 31, 2004 were $185,518,527, an increase of 14 percent from the $163,220,254 reported for the first quarter of 2003 and the highest of any quarter in the Company's history. Net income was $8,856,171, an increase of 23 percent from $7,191,837 last year. Net income per share was $.29, an increase of 21 percent compared with $.24 in the first quarter of 2003.

During the quarter, favorable foreign currency translation increased net sales by $6.7 million or 4 percent and increased net income by $225,000 or $.01 per share. In addition, contributions from recent acquisitions Michigan Rubber Products and WEK Industries, included in the results since March 10, 2004, increased sales by $4.4 million or 3 percent and increased net income by $267,000 or $.01 per share.

Commenting on the Company's results, Stephen E. Myers, chairman and chief executive officer, said, "We benefited during the quarter from an improved economy and from our actions to advance internal growth, margins, and cost controls. These helped to offset higher prices for plastic raw materials, which continued an upward trend."

Business Segment Overview

In the manufacturing segment, sales increased 13 percent compared to the first quarter of 2003, continuing the positive movement that started in the previous quarter in nearly all of the Company's major markets.

Sales in the distribution segment increased 18 percent compared to the first quarter of 2003. Growth came from increased sales to the auto dealer market, as well as tire dealers' and other customers' increased spending for equipment and supplies.

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Debt & Cash Flow

As of March 31, 2004, total debt increased $56.7 million to $272.2 million compared to $215.5 million at December 31, 2003, and $242.6 million at March 31, 2003. Debt as a percentage of total capitalization was 47 percent, compared to 48 percent at the same time last year. The increase in debt comes from the Company's $60 million acquisition of ATP Automotive, Inc, comprised of Michigan Rubber Products and WEK Industries, which closed March 10, 2004.

About Myers Industries

Myers Industries, Inc. is an international manufacturer of polymer products for industrial, agricultural, automotive, commercial, and consumer markets. The Company is also the largest wholesale distributor of tools, equipment, and supplies for the tire, wheel, and undervehicle service industry in the U.S. Myers has 27 manufacturing facilities in North America and Europe, 40 domestic and five international distribution branches, more than 20,000 products, and more than 4,800 employees. Myers Industries had record net sales of $661.1 million in 2003. Visit www.myersind.com to learn more.

Forward-Looking Statements: Statements in this release may include "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statement that is not of historical fact may be deemed "forward-looking." These statements involve a number of risks and uncertainties, many outside of the Company's control that could cause actual results to materially differ from those expressed or implied. Factors include, but are not limited to: changes in the markets for the Company's business segments, unanticipated downturn in business relationships with customers or their purchases from us, competitive pressures on sales and pricing, increases in raw material costs or other production costs, and further deterioration of economic and financial conditions in the United States and around the world. Myers Industries does not undertake to update forward-looking statements contained herein.

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MYERS INDUSTRIES, INC.
CONDENSED STATEMENT OF INCOME

	Quarter Ended March 31	
	2004	2003
Net Sales	$185,518,527	$163,220,254
Cost of Sales	124,460,576	109,376,984
Gross Profit	61,057,951	53,843,270
Operating Expenses	43,906,135	39,937,720
Operating Income	17,151,816	13,905,550
Interest expense	3,143,645	2,502,713
Income Before Income Taxes	14,008,171	11,402,837
Income Taxes	5,152,000	4,211,000
Net Income	$8,856,171	$7,191,837
Net Income Per Share*	$.29	$.24
Average Shares Outstanding	30,205,201	30,083,688

CONDENSED STATEMENT OF FINANCIAL POSITION
As of March 31, 2004 and 2003

	2004	2003
Assets		
Current Assets	$237,556,650	$216,811,341
Other Assets	268,317,058	213,934,795
Property, Plant, and Equipment	194,507,785	189,296,611
	$700,381,493	$620,042,747
Liabilities and Shareholders' Equity		
Current Liabilities	$108,366,763	$120,467,330
Long Term Debt	268,704,850	214,911,977
Deferred Income Taxes	24,828,162	18,276,966
Shareholders' Equity	298,481,718	266,386,474
	$700,381,493	$620,042,747